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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)(1)

                              --------------------

                         Centennial Communications Corp.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value

                         (Title of Class of Securities)

                                    15133V208

                                 (CUSIP Number)


                              --------------------

                                Mark T. Gallogly
                   Blackstone Management Associates III L.L.C.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 836-9805

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              --------------------

                               September 10, 2003

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 2 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Blackstone CCC Capital Partners L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          22,413,222
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                22,413,222
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 3 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Blackstone CCC Offshore Capital Partners L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          4,068,495
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                4,068,495
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 4 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Blackstone Family Investment Partnership III L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          1,690,326
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                1,690,326
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 5 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Blackstone Management Associates III L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          28,172,043
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                28,172,043
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 6 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Peter G. Peterson
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          28,172,043
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                28,172,043
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                       ----------------------
CUSIP No. 15133V208             SCHEDULE 13D                   (Page 7 of 12)
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stephen A. Schwarzman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          28,172,043
 EACH REPORTING PERSON
         WITH

                        --------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                28,172,043
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.01 per share (the "Common Stock"), of Centennial Communications Corp., a Delaware corporation (the "Company"), previously filed on January 19, 1999 by Blackstone CCC Capital Partners L.P., a Delaware limited partnership ("BCP CCC"), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership ("BCP CCC Offshore"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III" and together with BCP CCC and BCP CCC Offshore, the "Blackstone Partnerships"), Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

                  Item 4 is hereby amended and supplemented to add the following information immediately prior to the last paragraph thereof:

                  (a) - (j) On September 10, 2003, the Blackstone Partnerships entered into a Reporting Agreement (the "Reporting Agreement") with Welsh Carson, Anderson & Stowe VII, L.P. ("WCAS VII"), Welsh Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"), WCAS Capital Partners III, L.P. ("WCAS Capital"), WCAS Information Partners, L.P. ("WCAS Information" and together with WCAS VII, WCAS VIII and WCAS Capital, the "WCAS Partnerships") and certain of their affiliates. Each party to the Reporting Agreement agreed to affirm during the term of the Reporting Agreement that, with respect to Common Stock, such party is a member of a group with the other parties to the Reporting Agreement for purposes of the applicable rules of the Nasdaq, and to acknowledge such status in all of its filings pursuant to Section 13(d) of the Exchange Act.

                  As further described therein, the Reporting Agreement will automatically become effective as of the consummation of the firm portion of the registered public offering by the Company of at least 27,000,000, and no more than 30,000,000, shares of Common Stock pursuant to a registration statement that becomes effective no later than September 30, 2003; provided that such offering includes an over-allotment option of at least 15% of the shares of Common Stock included in the firm portion of the registered public offering, which shares will be sold by the Blackstone Partnerships, affiliates of BMA III. The Reporting Agreement will terminate upon the earlier of (i) the termination of the provisions of the First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, as amended, among the Company and the other parties thereto (which agreement is further described below) and (ii) the date on which the parties to the Reporting Agreement beneficially own in the aggregate less than a majority of the voting power of the Company.

                  Concurrently with the execution of the Reporting Agreement, the Blackstone Partnerships, the WCAS Partnerships and certain of its affiliates (the "WCAS Parties" and together with the Blackstone Partnerships, the "Equity Investors") and the Company entered into Amendment No. 1 to the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement Amendment"). The Stockholders Agreement Amendment amends the First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, by providing, among other things, that the Equity Investors would vote, at each annual or special stockholders meeting called to elect the directors, and whenever the stockholders of the Company act by written consent with respect to the election of the directors, (i) for the election of one director designated by WCAS VII, one director (and commencing on the day following the Company's 2003 annual meeting of the stockholders, two directors) designated by WCAS VIII and one director designated by WCAS Capital, in each case so long as the WCAS Parties own in the aggregate not less than 25% of the shares of Common Stock owned by them on January 20, 1999; (ii) for the election of one director designated by the holders of a majority of the Common Stock then held by all of the Blackstone Partnerships, so long as the Blackstone Partnerships own in the aggregate at least 33% of the shares of Common Stock owned by them on January 20, 1999, (iii) for the election of the Chief Executive Officer of the Company, and (iv) for the election of three outside, independent directors. In addition, the Stockholders Agreement Amendment provides that (i) the Company's Compensation Committee shall consist of three directors, two of which shall be designees of the WCAS Parties (if any) and one of which shall be the designee of the Blackstone Partnerships (if any), (ii) the Company's Audit Committee shall consist of three directors, one of which shall be a designee of the WCAS Parties (if any), and (iii) the Company's other committees shall consist of three directors, at least two of which shall be designees of the WCAS Parties (if any) and one of which shall be a designee of the Blackstone Partnerships (if any).

                  On September 10, 2003, the Equity Investors and the Company also entered into Amendment No. 1 to the First Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement Amendment"), pursuant to which the Equity Investors modified certain rights that they have related to the registration of Common Stock under the Securities Act of 1933, as amended.

                  The descriptions of the Reporting Agreement, the Registration Rights Agreement Amendment and the Stockholders Agreement Amendment are qualified in their entirety by reference to the actual terms of the Reporting Agreement, the Registration Rights Agreement Amendment and the Stockholders Agreement Amendment, each of which is incorporated herein by reference to Exhibit A to the Schedule 13D/A filed by the WCAS Parties on September 15, 2003, and Exhibits 4.1 and 4.2 to the Form 8-K filed by the Company on September 12, 2003, respectively.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Items 5(a) and (b) are hereby amended and supplemented as follows:

                  (a) As a result of the Reporting Agreement, the First Amended and Restated Stockholders Agreement (as amended by the Stockholders Agreement Amendment) and the First Amended and Restated Registration Rights
Agreement (as amended by the Registration Rights Agreement Amendment), the Reporting Persons may be deemed part of a "group" with the other Equity Investors pursuant to Rule 13d-5(b)(1) under the Exchange Act, and, consequently, the Reporting Persons may be deemed to beneficially own the Common Stock beneficially owned by the Equity Investors. The Reporting Persons, however, expressly disclaim beneficial ownership of the Common Stock held by the other Equity Investors.

                  Item 5(c) is hereby amended as follows:

                  (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  The information contained in Item 4 is incorporated herein by reference as if restated in full.


ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

                  Item 7 is hereby amended and supplemented as follows:

         6. Reporting Agreement, dated as of September 10, 2003, by and among Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit A to the Schedule 13D/A filed by the WCAS Parties on September 15, 2003)

         7. Amendment No. 1, dated as of September 10, 2003, to First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Company on September 12, 2003).

         8. Amendment No. 1, dated as of September 10, 2003, to First Amended and Restated Registration Rights Agreement, dated as of January 20, 1999, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Company on September 12, 2003)

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 16, 2003

                                      BLACKSTONE CCC CAPITAL PARTNERS L.P.


                                      By:     Blackstone Management Associates
                                              III L.L.C., its general partner

                                              By:  /s/ Mark T. Gallogly
                                                   -------------------------
                                                   Name: Mark T. Gallogly
                                                   Title: Member



                                      BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS
                                      L.P.


                                      By:     Blackstone Management Associates
                                              III L.L.C., its general partner

                                              By:  /s/ Mark T. Gallogly
                                                   -------------------------
                                                   Name: Mark T. Gallogly
                                                   Title: Member


                                      BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                      III L.P.


                                      By:     Blackstone Management Associates
                                              III L.L.C., its general partner

                                              By:  /s/ Mark T. Gallogly
                                                   -------------------------
                                                   Name: Mark T. Gallogly
                                                   Title: Member



                                      BLACKSTONE MANAGEMENT ASSOCIATES III
                                      L.L.C.


                                      By: /s/ Mark T. Gallogly
                                          ------------------------
                                          Name: Mark T. Gallogly
                                          Title: Member

                                      PETER G. PETERSON


                                      By: /s/ Peter G. Peterson
                                          --------------------------


                                      STEPHEN A. SCHWARZMAN


                                      By: /s/ Stephen A. Schwarzman
                                          --------------------------